Exhibit 99.2

Purple Biotech Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2024

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2024

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,
		2024	2023
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		6,524	14,489
Short term deposits		845	850
Other investments		22	73
Other current assets		473	376

Total current assets		7,864	15,788

Non-current assets
Right of use assets		240	316
Fixed assets, net		119	154
Intangible assets		27,842	28,044

Total non–current assets		28,201	28,514

Total assets		36,065	44,302

Liabilities
Lease liability - short term		182	188
Accounts payable		3,042	3,532
Other payables		2,145	3,463
Warrants		1,099	(*)2,518

Total current liabilities		6,468	9,701

Non-current liabilities
Lease liability		79	163
Post-employment benefit liabilities		141	141

Total non-current liabilities		220	304

Equity
Share capital, no par value		-	-
Share premium	4	135,597	133,184
Receipts on account of warrants		28,467	28,467
Capital reserve for share-based payments	6	8,972	10,088
Capital reserve from transactions with related parties		761	761
Capital reserves from hedging		(2)	19
Capital reserve from transactions with non-controlling interest		(859)	(859)
Accumulated loss		(143,620)	(137,453)

Equity attributable to owners of the Company		29,316	34,207
Non-controlling interests		61	90

Total equity		29,377	34,297

Total liabilities and equity		36,065	44,302

*	Restated, see Note 3.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2024	2023	2024	2023
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	5,814	7,203	2,391	3,705
Sales, general and administrative expenses	1,840	3,054	865	1,430
Impairment loss	202	-	202	-

Operating loss	7,856	10,257	3,458	5,135

Change in fair value of warrants	(1,419)	-	(946)	-
Finance expense	41	207	24	148
Finance income	(282)	(401)	(121)	(123)

Finance expense (income), net	(1,660)	(194)	(1,043)	25

Loss for the period	6,196	10,063	2,415	5,160

Other Comprehensive Profit:
Items that will be transferred to profit or loss:
Loss (profit) on cash flow hedges	21	(4)	6	(5)

Total comprehensive loss for the period	6,217	10,059	2,421	5,155

Loss attributable to:
Owners of the Company	6,167	10,016	2,405	5,138
Non-controlling interests	29	47	10	22

	6,196	10,063	2,415	5,160

Total comprehensive loss attributable to
Owners of the Company	6,188	10,012	2,411	5,133
Non-controlling interests	29	47	10	22

	6,217	10,059	2,421	5,155

Loss per share data
Basic and diluted loss per ADS – USD	0.23	0.49	0.09	0.25

Number of ADSs used in calculation	26,772,229	20,425,638	27,532,024	21,006,218

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

			Receipts on	Capital reserve For share		Capital reserve from transactions	Capital reserve from transactions with non-			Non-
	Share	Share	account of	based	Hedging	with related	controlling	Accumulated		controlling	Total
	capital	premium	warrants	payments	reserve	parties	interest	loss	Total	interests	equity
	USD thousand
For the six months ended June 30, 2024:
Balance as of January 1, 2024 (audited)	-	133,184	28,467	10,088	19	761	(859)	(137,453)	34,207	90	34,297
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs), net of issuance costs	-	813	-	-	-	-	-	-	813	-	813
Share-based payments	-	1,600	-	(1,116)	-	-	-	-	484	-	484
Loss for the period	-	-	-	-	-	-	-	(6,167)	(6,167)	(29)	(6,196)

Other comprehensive loss for the period	-	-	-	-	(21)	-	-	-	(21)	-	(21)
Balance as of June 30, 2024	-	135,597	28,467	8,972	(2)	761	(859)	(143,620)	29,316	61	29,377

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

			Receipts on	Capital reserve For share		Capital reserve from transactions	Capital reserve from transactions with non-			Non-
	Share	Share	account of	based	Hedging	with related	controlling	Accumulated		controlling	Total
	capital	premium	warrants	payments	reserve	parties	interest	loss	Total	interests	equity
	USD thousand
For the six months ended June 30, 2023:
Balance as of January 1, 2023 (audited)	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs), net of issuance costs	-	680	-	-	-	-	-	-	680	-	680
Share-based payments	-	1,377	-	(132)	-	-	-	-	1,245	-	1,245
ADS issued in connection with the purchase of a subsidiary	-	3,781	-	-	-	-	-	-	3,781	-	3,781
Loss for the period	-	-	-	-	-	-	-	(10,016)	(10,016)	(47)	(10,063)

Other comprehensive profit for the period	-	-	-	-	4	-	-	-	4	-	4
Balance as of June 30, 2023	-	132,245	28,017	10,032	(2)	761	(859)	(127,589)	42,605	140	42,745

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2024	2023
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(6,196)	(10,063)
Adjustments:
Depreciation	97	99
Impairment loss	202	-
Finance expenses (income), net	(1,660)	(194)
Share-based payments	484	1,245

	(7,073)	(8,913)

Changes in assets and liabilities:
Changes in other investments and other current assets	(162)	(118)
Changes in accounts payables	(490)	(628)
Changes in other payables	(1,333)	(1,467)
Changes in post-employment benefit liabilities	-	(161)

	(1,985)	(2,374)

Net cash used in operating activities	(9,058)	(11,287)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	-	(3,549)
Proceed from other investments	187	-
Interest received	207	548
Decrease in short-term deposits	5	15,806
Acquisition of fixed assets	-	(4)

Net cash provided by investing activities	399	12,801

Cash flows from financing activities:
Proceeds from issuance ADSs	938	881
ADS issuance expenses paid	(125)	(137)
Repayment of lease liability	(91)	(84)
Interest paid	(21)	(29)

Net cash provided by financing activities	701	631

Net increase (decrease) in cash and cash equivalents	(7,958)	2,145
Cash and cash equivalents at the beginning of the period	14,489	15,030
Effect of translation adjustments on cash and cash equivalents	(7)	27

Cash and cash equivalents at the end of the period	6,524	17,202

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2024

Note 1 - General

A.	Reporting entity

1.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class therapies that overcome tumor immune evasion and drug resistance.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed all its previous operations, and in July 2013, the Company acquired shares of Kitov Pharma Ltd. from its shareholders, in exchange for the Company’s shares. In December 2020 the Company changed its name from Kitov Pharma Ltd. to Purple Biotech Ltd.

2.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015 (including a Series A warrant that expired in November 2020). Each ADS represents 10 ordinary shares with no par value following a reverse split in effect from August 23, 2020 (see Note 10A in the annual financial statements). Each 10 shares enable the purchase of 1 ADS.

The Company’s address is 4 Oppenheimer St., Science Park, Rehovot 7670104 Israel.

The Company together with its subsidiaries TyrNovo LTD, FameWave LTD, Purple Biotech GmbH and Immunorizon LTD are referred to, in these consolidated financial statements, as “the Group”.

3.

Since incorporation through June 30, 2024, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 143.6 million. The Group has financed its operations mainly through private and public financing rounds. Through June 30, 2024, the Company raised (excluding exercise of warrants) a total of USD 102.3 million net of issuance expenses.

Based on the projected cash flows and current cash balances, management currently is of the opinion that its existing cash will be sufficient to fund operations until the end of the third quarter of 2025. Subsequently, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, the Company will be able to raise additional capital, when needed, on favorable terms, or at all, or reduce discretionary spending to provide the required liquidity.

4.

On October 2023, Hamas terrorists conducted attacks on civilian and military targets in Israel, leading to a military campaign against the terrorist organizations. The ongoing conflict between Israel and Hamas, as well as the potential escalation of tensions with Hezbollah, could adversely impact the Company's operations and ability to raise capital.

While the Company's clinical studies for CM24 and NT219 have not yet experienced material interruptions or delays, a prolonged conflict could disrupt the study sites located in Israel. Additionally, the Company's employees are located in Israel, and shelter-in-place or work-from-home measures could temporarily affect their ability to perform daily tasks.

The duration and severity of the ongoing conflict is uncertain, and it could continue to disrupt the Company's business, operations, supply sources, and fundraising capabilities.

B.	Events in the reporting period

On June 19, 2024 the Company signed a Note Payoff agreement with Coeptis and agreed to convert 50% of the then outstanding principal, approximately $219 thousand, into 1 million Coeptis shares and update the payment date of the remaining unpaid principal and accrued interest to August 31, 2024.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2024

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2023 (hereinafter - “the Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last Annual Financial Statements.

These condensed consolidated interim financial statements were approved for issue by the Group’s Board of Directors on August 15, 2024.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Note 3 - Material Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements except as described below.

Initial application of new standards, amendments to standards, and interpretations:

Amendment to IAS 1, Presentation of Financial Statements: Classification of liabilities as current or non-current

The amendment replaces the specific classification requirement of certain liabilities as current or non-current. According to the amendment, a liability will be classified as non-current when the entity has a right to defer payment for a period of at least 12 months after the reporting period, which is "substantive" (Substance) and which exists at the end of the reporting period. The amendment clarifies that the conversion right of a liability will affect the classification of the instrument as a whole as current or non-current unless the conversion component is equity. The amendment is affective retrospectively for reporting periods beginning on or after January 1, 2024.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2024

As a result of implementing the amendment, the company changed its policy regarding the classification of warrants classified as a liability. Prior to the implementation of the amendment, when classifying the warrants as current or non-current, the conversion options of the counterparty were not considered. Following the implementation of the amendment, since the warrants include a conversion component, the company takes into account the possible date at which the warrants can be converted, when classifying the warrants as current or non-current. Since the conversion option can be exercised within 12 months after the reporting period, the company retrospectively classified the warrants as a current liability.

Accounting standards issued not yet adopted:

IFRS 18, Presentation and Disclosure in Financial Statements.

This standard replaces IAS 1, Presentation of Financial Statements. The purpose of the standard is to provide improved structure and content for financial statements, particularly in the income statement. The standard includes new disclosure and presentation requirements as well as requirements brought from IAS 1, Presentation of Financial Statements with minor wording changes. As part of the new disclosure requirements, companies will be required to present two intermediate summaries in the profit or loss statement: operating profit and profit before finance and tax. In addition, for most companies, the results in the profit or loss statement will be classified into three categories: operating profit, investment profit, and financing profit. In addition to changes in the structure of the profit and loss statements, the standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of performance measures defined by management (non-GAAP measures). Also, as part of the amendment, specific guidance was added for the aggregation and disaggregation of items in the financial statements and notes. The standard will encourage companies to avoid classifying items as 'other' (e.g., other expenses), and such classification will trigger additional disclosure requirements. The standard is effective retrospectively for annual periods beginning on or after January 1, 2027, with early application permitted. The group is examining the implications of the amendment on the financial statements.

Amendments to IFRS 9 and IFRS 7 (Financial Instruments)

In May 2024, the IASB issued amendments to IFRS 9 (Financial instruments) and IFRS 7 (Financial instruments – Disclosures). The amendments provide clarifications for the timing of recognition and derecognition of financial instruments, adding an exception regarding the write off date of financial liabilities that are eliminated in electronic transfers of cash. The amendments also relate to the classification of financial assets and include updated guidance on how to assess whether contractual cash flows of a financial asset are solely payments of principal and interest (SPPI) when the contractual terms and interest of the asset include conditional features, adding examples such as index-linking to ESG. The amendments clarify when financial instruments are contractually linked and when they constitute non-recourse financial assets for the purpose of determining whether they include only payments of principal and interest (SPPI). The amendments also add certain disclosure requirements for financial instruments with conditional features and for equity instruments measured at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Group is currently assessing the potential effect of these amendments.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2024

Note 4 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2024	June 30, 2023
	Number of ADS in thousands
Opening balance	25,238	18,482
Issuance of ADSs (1)	3,595	2,694
Vesting of RSUs	185	235

	29,018	21,411

(1)	During the period the Company issued under the ATM program 1,677 thousand ADSs. In addition, the Company converted October’s pre-funded warrants into 1,918 thousand ADSs.

Note 5 - Financial Instruments

Financial instruments measured at fair value

Fair value hierarchy of financial instruments measured at fair value:

	June 30, 2024
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Convertible debt instrument	-	-	22	22
Financial liability of October 2023 warrants	-	-	1,099	1,099

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2024

	June 30, 2023
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset
Convertible debt instrument	-	-	352	352

Details regarding fair value measurement at Level 3:

	Financial asset- convertible note	Financial liability- warrant

Balance as of January 1, 2024	73	2,518
Revaluation	(51)	(1,419)
Balance as of June 30, 2024	22	1,099

Financial instrument	Valuation method determining fair value	Significant unobservable inputs

For the year ended June 30, 2024
Warrant	Black - Scholes	expected term	4.8 years
		expected volatility	94.53%
		annual risk free interest	4.44%
		dividend yield	0

Convertible debt instrument		DLOM	11.7%

For the year ended June 30, 2023
Convertible debt instrument		DLOM	44.0%

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2024

Note 6 - Share-based payments

In the reporting period, no share-based payments were granted.

During the three and six-month period ended June 30, 2024 the Company recorded gross expenses of USD 238 thousand and USD 535 thousand, net of expenses forfeited for employees who left amounting to USD 20 thousand and USD 51 thousand, respectively.

Of these amounts, USD 220 thousand and USD 485 thousand are attributed to key management personnel, respectively. (For the three and six-month period ended June 30, 2023 the Company recorded an expense of USD 493 thousand and USD 1,245 thousand of which USD 417 thousand and USD 1,095 thousand are to key management personnel, respectively).

Note 7 - Commitments and contingent liability

2017 Motions to Approve a Class Action in Israel

Following proceedings described in Note 13B(3) to the annual Financial statements of 2023, on June 19, 2024, the Tel Aviv District Court (Economic Division) dismissed the previously disclosed lawsuit and motion to approve the lawsuit as a class action lawsuit which was filed against the Company, its executive directors and certain of its present and former directors in February 2017 (the “2017 Motion”). As previously disclosed, in the 2017 Motion the plaintiffs alleged, among other things, that the Company included misleading information in its public filings related to its former lead drug candidate, Consensi, which caused the class for which the plaintiffs were seeking recognition an aggregate loss of approximately NIS 29 million (approximately $7.8 million). The Court has issued its final decision in the 2017 Motion, whereby it fully dismissed the lawsuit against the defendants as well as the motion to approve the lawsuit as a class action lawsuit. Each party will bear its own court expenses.

Note 8 - Subsequent Events

1.	On July 2, 2024 the Company raised USD 2 million gross (approximately USD 1.8 million net of placement agent fees) in a warrant inducement transaction. In this transaction, the Company induced the exercise of certain existing warrants to purchase an aggregate of 5,633,509 American Depositary Shares (ADSs) of which 3,329,383 ADSs held in abeyance. The existing warrants had original exercise prices ranging from $1.25 to $20.00 per ADS and were originally issued by the Company in October 2023, June 2020, January 2019 and June 2018. The exercise price for these existing warrants was reduced to $0.36 per ADS.

In consideration for the exercise of the existing warrants, the Company issued new unregistered Series A-1 warrants to purchase up to an aggregate of 4,979,383 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 6,287,635 ADSs. The new warrants are immediately exercisable at an exercise price of $0.40 per ADS. The Series A-1 warrants have a term of five years from the issuance date and the Series A-2 warrants have a term of twenty-four months from the issuance date.

In addition, the Company issued to the placement agent (or its designees) unregistered compensation warrants to purchase up to 394,346 ADSs at an exercise price of USD 0.45 per ADS. The unregistered placement agent warrants are immediately exercisable and have a term of five years from the date of July 2, 2024.

2.	On August 15, 2024, the board of directors of the Company granted 7,575 thousand options (to purchase the equivalent of 757.5 thousand ADSs) and 7,575 thousand RSUs (equivalent to 757.5 thousand ADSs) to the Board members and CEO, subject to the approval of the shareholders, to management and employees. The options have an exercise price of USD 0.37 per one ADS. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The estimated fair value of these options and RSUs as of the grant date was measured at USD 473 thousand.